Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INC. MARKET UPDATE

Conference call to be held at 8:30 Eastern time on August 4, 2015

Ottawa, Canada, August 4, 2015 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced an update to the market on a number of items that are all converging at the same time.

Nokia

We have entered an agreement with Nokia to address the impact of reduced demand being experienced through this channel in the first half of FY16 including temporary cash flow measures as well as a new commercial arrangement for Support and Maintenance services.

“We are pleased that we could come to these updated arrangements with Nokia.  Nokia continues to be an important part of our business and we appreciate the support” said Peter Allen, DragonWave President and CEO.

Further expense reduction actions

We also confirmed that we are implementing further cost saving measures to reduce expenses and associated cash consumption.

The cost savings measures being implemented are planned to save approximately US$8 million in annual operating expenses as a result of staff reductions and other measures. We expect operating expenses going forward starting in our third quarter to be approximately US$8.5 million per quarter.  The full impact on the financial statements will be discussed on our next earnings call. Peter Allen, DragonWave’s President and CEO, said “These measures will reduce our break-even point and conserve cash going forward.”

Status of major carrier activity - production and deployment

North America

In our last conference call we talked about receiving our first order from a North America Tier 1 operator for small cell backhaul. We are now seeing the funnel with this operator strengthening.

India

We have been deploying equipment into our first major customer in India since May 2014.This customer has continued to place follow on orders and the rollouts are proceeding vigorously.

In May this year we announced that we had received orders to supply a second Tier 1 operator in India.  During the deployment phase we have experienced an unexpected problem with our product.  The problem has been isolated and corrective actions are being implemented. The deployment is time sensitive and has been halted. We are developing a plan to manage the cash flow impact and also working with the customer on the path forward.

Europe

Having successfully completed a lab trial with Harmony Enhanced we are now moving to a field trial with a European based global carrier.

Q2 FY16 revenue expectations

We are updating our revenue expectations for the second quarter of fiscal year 2016. On our Q1 earnings call we indicated we anticipated revenue growth of between 30% and 60% in Q2 relative to Q1. We believe we will be within this guidance but at the lower end of the range given lower revenue than expected from India.

NASDAQ listing requirements

We have applied to NASDAQ to move our stock exchange listing from the NASDAQ Global Select Market to the NASDAQ Capital Market, to be effective no later than August 31, 2015.  This will position the company to obtain approval from NASDAQ to grant an additional 180 day period to cure the current deficiency in the stock’s bid price. We believe we qualify for this additional cure period. We expect formal approval from the NASDAQ once the first cure period ends on August 31, 2015.  The approval from NASDAQ carries a condition that the company will implement a reverse split if needed to bring the trading price of the stock into compliance with NASDAQ rules by the end of the second cure period.

Webcast and Conference Call Details:

Toll-free North America Dial-in:  (877) 312-9202

International Dial-in:  (408) 774-4000

The live webcast will be available at http://investor.dragonwaveinc.com/events.cfm.

An archive of the webcast will be available at the same link.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities, the potential benefits of, and demand for, DragonWave’s products, our ongoing relationship with Nokia, the expected impact of our expense reduction measures and measures to manage cash flows, the status of our sales efforts, and our revenue expectations for Q2 FY16.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. In particular, our expectation for Q2 FY16 revenues is subject to assumptions including the timing of orders and shipments and the ability of our supply chain to meet demand. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: Russell Frederick Chief Financial Officer DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext 2253	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024